Exhibit 99.2

ITW Conference Call

Fourth Quarter

2005

ITW
Agenda

1. Introduction………………………..John Brooklier

2. Financial Overview……………...Ron Kropp

3. Manufacturing Segments……… John Brooklier

4. Forecast 2006……………….… Ron Kropp

5. Q & A………………......…………John Brooklier/Ron Kropp

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions and operating results for the first quarter and full-year 2006 and the company's earnings and acquired revenue forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, automotive, general industrial, food retail and service, or real estate markets, (2) deterioration in business and economic conditions, particularly in North America, the European Community and Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Conference Call Playback

Replay number: 203-369-0128

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Telephone replay available through midnight of February 14, 2006

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2004 Q4	2005 Q4	F(U) Last Year Amount	%
Operating Revenues	3,051.6	3,294.3	242.7	8.0%
Operating Income	535.2	595.2	60.0	11.2%
% of Revenues	17.5%	18.1%	0.6%	
Income From Continuing Operations				
Income Amount	359.2	400.6	41.4	11.5%
Income Per Share-Diluted	1.21	1.42	0.21	17.4%
Average Invested Capital	7,859.5	8,330.8	(471.3)	-6.0%
Return on Average Invested Capital	19.0%	20.0%	1.0%	
Free Operating Cash Flow	298.3	408.9	110.6	37.1%

ITW
Quarterly Operating Analysis

	Revenue	Income	Margins
Base Manufacturing Business			
Operating Leverage	3.6%	8.3%	0.8%
Nonvolume-related	-	-1.3%	-0.2%
Total	3.6%	7.0%	0.6%
Acquisitions / Divestitures	5.5%	2.7%	-0.4%
Translation	-0.7%	-0.1%	0.1%
Impairment	-	-0.6%	-0.1%
Restructuring	-	0.4%	0.1%
Leasing & Investments	0.3%	1.8%	0.2%
Intercompany	-0.7%	-	0.1%
Total	8.0%	11.2%	0.6%

ITW
Leasing & Investments

	2004 Q4	2005 Q4	F(U) Last Year Amount	%
Operating Revenues	33.3	42.2	8.9	26.6%
Operating Income	27.9	37.5	9.6	34.7%
Operating Margins	83.7%	89.0%	5.3%	

ITW
Non Operating & Taxes

	2004 Q4	2005 Q4	F(U) Last Year Amount	%
Operating Income	535.2	595.2	60.0	11.2%
Interest Expense	(15.8)	(22.7)	(6.9)	
Other Expense	(5.5)	(0.1)	5.4	
Income From Continuing Operations-P/T	513.9	572.4	58.5	11.4%
Income Taxes	154.7	171.8	(17.1)	
% to Pre Tax Income	30.1%	30.0%	0.1%	
Income From Continuing Operations-A/T	359.2	400.6	41.4	11.5%

ITW
Invested Capital

	12/31/04	9/30/05	12/31/05
Trade Receivables	2,054.6	2,168.6	2,098.3
Days Sales Outstanding	60.6	59.9	57.3
Inventories	1,281.2	1,229.7	1,203.1
Months on Hand	1.9	1.8	1.7
Other Current Assets	319.0	303.2	439.8
Accounts Payable & Accruals	(1,647.4)	(1,641.8)	(1,747.8)
Operating Working Capital	2,007.4	2,059.7	1,993.4
% to Revenue(Prior 4 Qtrs.)	17%	16%	15%
Net Plant & Equipment	1,876.9	1,825.5	1,807.1
Investments	912.5	1,021.2	896.5
Goodwill	2,753.1	2,877.8	3,009.0
Other, net	534.9	489.7	681.7
Invested Capital	8,084.8	8,273.9	8,387.7

ITW
Debt & Equity

	12/31/04	9/30/05	12/31/05
Total Capital			
Short Term Debt	203.5	378.6	252.9
Long Term Debt	921.1	965.5	958.3
Total Debt	1,124.6	1,344.1	1,211.2
Stockholders' Equity	7,627.6	7,281.1	7,546.9
Total Capital	8,752.2	8,625.2	8,758.1
Less:			
Cash	(667.4)	(351.3)	(370.4)
Net Debt & Equity	8,084.8	8,273.9	8,387.7
Debt to Total Capital	13%	16%	14%

ITW
Cash Flow

	2004 Q4	2005 Q4
Net Income	358.1	400.6
Adjust for Non-Cash Items	276.7	34.7
Changes in Operating Assets & Liabilities	(251.8)	50.7
Net Cash From Operating Activities	383.0	486.0
Additions to Plant & Equipment	(84.7)	(77.1)
Free Operating Cash Flow	298.3	408.9
Stock Repurchase	(527.7)	-
Acquisitions	(148.9)	(314.2)
Purchase of Investments	(28.8)	(29.0)
Dividends	(83.0)	(92.4)
Debt	100.6	(131.6)
Proceeds from Investments	28.1	173.9
Other	98.5	3.5
Net Cash Increase(Decrease)	(262.9)	19.1

ITW
Return on Average Invested Capital

Current Quarter	2004 Q4	2005 Q4	F(U) Prior Yr.
Operating Income after Taxes	374.1	416.7	42.6
Operating Margins	12.3%	12.6%	0.3%
Average Invested Capital	7,859.5	8,330.8	(471.3)
Capital Turnover	1.55	1.58	0.03
Return on Average Invested Capital	19.0%	20.0%	1.0%

Year to Date	2004 Q4	2005 Q4	F(U) Prior Yr.
Operating Income after Taxes	1,377.9	1,547.6	169.7
Operating Margins	11.7%	12.0%	0.3%
Average Invested Capital	7,603.8	8,277.7	(673.9)
Capital Turnover	1.54	1.56	0.02
Return on Average Invested Capital	18.1%	18.7%	0.6%

ITW
Acquisitions

	2004				2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Annual Revenues Acquired	247	168	78	131	151	36	105	292
Purchase Price								
Cash Paid	184	193	62	149	188	12	113	314
Stock Issued	2	-	-	-	-	-	-	-
Total	186	193	62	149	188	12	113	314
Number of Acquisitions								
North America								
Engineered Products	2	1	1	1	1	1	5	4
Specialty Systems	-	1	1	1	1	-	3	1
International								
Engineered Products	5	2	-	1	-	1	-	-
Specialty Systems	3	4	1	-	1	1	3	-
Total	10	8	3	3	3	3	11	5

Key Economic Data

- **December '05 ISM Index: reasonably strong at 54.2%; December '05 new order index at 55.5%**

- **US Industrial Production (ex. Tech.): +2.4% in December '05 compared to +1.6% in September '05**

- **Weaker fundamentals in Europe**
  - **UK industrial production: -2.4%**
  - **France industrial production: +1.3%**
  - **Euro-Zone ISM: slightly above 50% level**

ITW
Engineered Products - North America

	2004 Q4	2005 Q4	F(U) Last Year	
			Amount	%
Operating Revenues	832.6	916.7	84.1	10.1%
Operating Income	130.9	156.9	26.0	19.9%
Operating Margins	15.7%	17.1%	1.4%	

Engineered Products - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	2.8%	7.2%	0.7%
Nonvolume-related	-	3.4%	0.5%
Total	2.8%	10.6%	1.2%
Acquisitions / Divestitures	7.1%	5.8%	-0.3%
Translation	0.2%	0.2%	-
Impairment	-	-	-
Restructuring	-	3.3%	0.5%
Total	10.1%	19.9%	1.4%

Engineered Products - North America
Key Points

- Total construction: -1% for Q4 '05

- Wilsonart (high pressure laminate): base revenues -7% in Q4 '05
  - largely due to volume issues from flooring unit; focusing on
    new product development

- ITW construction (tools and fasteners) base revenues: +5% for Q4 '05
  - new housing: +4% in Q4 '05
  - renovation: +5% in Q4 '05
  - commercial: +5% in Q4 '05

Engineered Products - North America
Key Points

- **Auto base revenues: +5% for Q4 '05**
- **Big 3 build rates: -1% for Q4 '05**
  - **GM: +1%**
  - **Ford: -7%**
  - **Chrysler: +2%**
  - **New domestics: +15%**
- **Big 3 inventories: 77 days at 12-31-05**
  - **GM: 71 days**
  - **Ford: 79 days**
  - **Chrysler: 86 days**
- **New domestics' inventories: 48 days at 12-31-05**
- **ITW Big 3 auto build forecast for 2006:**
  - **Down 2% to 4% for full year '05**
- **Industrial: base revenues +6% for Q4 '05**
  - **Top performers: Valeron, Fibre Glass Evercoat, Minigrip/ZipPak, Polymers**

ITW
Engineered Products - International

	2004 Q4	2005 Q4	F(U) Last Year	
			Amount	%
Operating Revenues	691.3	716.5	25.2	3.6%
Operating Income	109.8	117.2	7.4	6.7%
Operating Margins	15.9%	16.4%	0.5%	

Engineered Products - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	0.5%	1.2%	0.1%
Nonvolume-related	-	0.4%	0.1%
Total	0.5%	1.6%	0.2%
Acquisitions / Divestitures	4.7%	3.3%	-0.2%
Translation	-1.6%	-0.1%	0.2%
Impairment	-	-	-
Restructuring	-	1.9%	0.3%
Total	3.6%	6.7%	0.5%

Engineered Products - International
Key Points

- **Construction base revenues: +1% in Q4 '05**
  - **Europe: +2% (growth in France & Nordic countries)**
  - **Austral-Asia: -1% (commercial/retail weakness in Australia)**
  - **Wilsonart Intl.: -2% (weakness in UK offset growth in Asia & Germany)**
- **Automotive base revenues: -1% in Q4 '05**
  - **Builds: -3% in Q4 '05**
  - **Daimler/Chrysler: -9.6%; Renault: -6.7%; Citroen/Peugeot: -5.2%; GM Group: -2.7%; BMW: +5.7%**
  - **ITW FY '06 forecast: flat**
- **Industrial base revenues: +2% in Q4 '05**
  - **Industrial plastics: +2%; polymers: +1%; electronic component packaging: +13%**

ITW
Specialty Systems - North America

	2004 Q4	2005 Q4	F(U) Last Year Amount	%
Operating Revenues	952.2	1,070.4	118.2	12.4%
Operating Income	179.1	199.1	20.0	11.1%
Operating Margins	18.8%	18.6%	-0.2%	

Specialty Systems - North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	7.7%	17.0%	1.6%
Nonvolume-related	-	-5.3%	-0.9%
Total	7.7%	11.7%	0.7%
Acquisitions / Divestitures	4.4%	2.9%	-0.2%
Translation	0.3%	0.4%	-
Impairment	-	-1.9%	-0.3%
Restructuring	-	-2.0%	-0.4%
Total	12.4%	11.1%	-0.2%

Specialty Systems - North America
Key Points

- **Welding base revenues: 14% growth in Q4 '05 due primarily to demand for replacement products and new product introductions**

- **Food Equipment base revenues: 5% growth in Q4 '05; restaurant/institutional customers and parts/service were strongest contributors**

- **Total Packaging: +5% base revenue growth in Q4 '05**
  - **Signode packaging: +1% base revenue growth**
  - **Other industrial packaging units (stretch/paper) grew base revenues double-digit in the quarter**

- **Finishing: +11% base revenue growth in Q4 '05**

ITW
Specialty Systems - International

	2004 Q4	2005 Q4	F(U) Last Year Amount	%
Operating Revenues	646.3	673.0	26.7	4.1%
Operating Income	87.4	84.5	(2.9)	-3.3%
Operating Margins	13.5%	12.6%	-0.9%	

Specialty Systems - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	1.7%	4.9%	0.4%
Nonvolume-related	-	-3.8%	-0.5%
Total	1.7%	1.1%	-0.1%
Acquisitions / Divestitures	4.9%	-1.9%	-0.8%
Translation	-2.5%	-1.5%	0.1%
Impairment	-	-	-
Restructuring	-	-1.0%	-0.1%
Total	4.1%	-3.3%	-0.9%

Specialty Systems - International
Key Points

- **Total packaging: +1% in Q4 '05**
  -Signode packaging declined 6% in Europe and grew 3% in Asia/Pacific
  -Other specialty packaging businesses grew 3% and 17%

- **Food Equipment: base revenues +2% in Q4 '05; most growth emanating from institutional demand in Europe**

- **Welding: base revenue +15% in Q4 '05 due to stronger sales in Asia and Europe**

- **Finishing: base revenues declined 3% in Q4 '05**

ITW
2006 Forecast

	Low	High	Mid Point
1st Quarter			
Base Revenues	2.7%	4.7%	3.7%
Income Per Share-Diluted	$1.12	$1.18	$1.15
%F(U) 2005	6%	11%	8%
Full Year			
Base Revenues	3.2%	5.2%	4.2%
Income Per Share-Diluted	$5.60	$5.78	$5.69
%F(U) 2005	8%	11%	9%

ITW 2006 Forecast
Key Assumptions

- Exchange rates hold at current levels.

- Acquired revenues in the $800 million to $1.0 billion range.

- Restructuring cost of $30 to $50 million.

- Estimated impairment of goodwill/intangibles of $15 to $25 million.

- Nonoperating investment income of $45 to $55 million, which is lower than 2005 by $75 to $85 million.

- Tax rate of 31.5% for the first quarter and the full year.

ITW Conference Call

Q & A

Fourth Quarter
2005